UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Pollak, Martin M.
   National Patent Development Corporation
   9 West 57 Street
   New York, NY  10019
2. Issuer Name and Ticker or Trading Symbol
   GSE Systems, Inc.
   (GSES)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to B|$9.00   |12/01|D   |1,500      |D  |(1)  |(1)  |Common Stock|1,500  |$9.00  |0           |D  |            |
uy)                     |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Stock Option (Right to B|$3.875  |12/01|A   |1,500      |A  |(2)  |(2)  |Common Stock|1,500  |$3.875 |1,500       |D  |            |
uy)                     |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Stock Option (Right to B|$3.00   |12/31|A   |1,500      |A  |(3)  |(3)  |Common Stock|1,500  |$3.00  |1,500       |D  |            |
uy)                     |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The option was granted to the reporting person on 2/12/97 pursuant to the Issuer's 1995 Long-Term Incentive
Plan. The option becomes exercisable in three installments with 40% vesting on the first anniversary of the date of grant and 30% vesting on each of the second and third anniversaries of the date of grant, subject to acceleration under certain circumstances. The option would have expired ten years after the date of grant, subject to earlier expiration under certain circumstances.
(2) The option was granted to the reporting person on 12/01/97 pursuant to the Issuer's 1995 Long-Term
Incentive Plan. The option becomes exercisable in three installments with 40% vesting on the first anniversary of the date of grant and 30% vesting on each of the second and third anniversaries of the date of grant, subject to acceleration under certain circumstances. The option expires ten years after the date of grant, subject to earlier expiration under certain circumstances.
(3) The option was granted to the reporting person on 12/31/97 pursuant to the Issuer's 1995 Long-Term
Incentive Plan. The option becomes exercisable in three installments with 40% vesting on the first anniversary of the date of grant and 30% vesting on each of the second and third anniversaries of the date of grant, subject to acceleration under certain circumstances. The option expires ten years after the date of grant, subject to earlier expiration under certain circumstances.
SIGNATURE OF REPORTING PERSON
Martin M. Pollak
DATE
February 12, 1998